

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 4, 2022

Errol De Souza, Ph.D.
Executive Chairman
Bionomics Limited
200 Greenhill Road
Eastwood SA 5063
Australia

> **Re: Bionomics Limited**
> **Draft Registraiton Statement on Form F-1**
> **Submitted October 31, 2022**
> **CIK No. 0001191070**

Dear Errol De Souza:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael E. Sullivan